NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on July 06, 2020, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on June 22, 2020 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger agreement between Anixter International Inc. and WESCO International, Inc. became effective before the market opened on June 22, 2020. Each share of Common Stock of Anixter International Inc. was exchanged for (i) $70.00 in cash, without interest, (ii) 0.2397 of a share of WESCO International, Inc. Common Stock, - and - (iii) 0.6356 of a share of WESCO International, Inc. Depositary Shares, each representing a 1/1,000th Interest in a share of Series A Fixed-Rate Reset Cumulative Perpetual Preferred Stock, in each case, less any applicable withholding taxes and subject to adjustment. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on June 22, 2020.